Crocus and SMIC Sign Technology Development and Wafer Manufacturing Agreements

High-Temperature MLU Application Technology to be Jointly Developed

SANTA CLARA, Calif. and SHANGHAI, Dec. 9, 2011 /PRNewswire-Asia/ — Crocus Technology, a leading developer of magnetically enhanced semiconductors, and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, today announced the formal signing of joint technology development and wafer manufacturing agreements. Under the agreements, the two companies will jointly develop high-temperature Magnetic Logic Unit™ (MLU) technology targeted at automotive applications. SMIC will manufacture and supply the CMOS base wafers on advanced technology nodes, which will be further processed at Crocus Nano Electronics (CNE), Crocus’ advanced magnetic manufacturing facility.

Crocus’ MLU, based on a revolutionary magnetics architecture, is a scalable evolution of its Thermally Assisted Switching™ (TAS) technology. MLU technology enables practical implementation of advanced logic and memory capabilities, a first for the industry.

“This agreement solidifies our manufacturing plan for building MLU products at advanced technology nodes,” said Dr. Bertrand F. Cambou, executive chairman of Crocus Technology. “By combining SMIC’s proven and cost effective CMOS manufacturing capacity with CNE’s advanced magnetic capability, we can meet our manufacturing requirements and better serve our customers.”

“MLU technology brings significant benefits in functionality and cost,” said Dr. Tzu-Yin Chiu, CEO and executive director of SMIC. “We are excited to work with Crocus on advanced magnetic semiconductors and bring differentiated next-generation products to the marketplace.”

In addition, Crocus’ MLU technology could be licensed to SMIC for use in embedded chip applications. The companies also plan to collaborate on joint marketing in the area of smart cards using TAS MLU and MRAM (magnetoresistive random access memory) technology.

About Crocus Technology

Crocus is a leading developer of magnetic semiconductor technology for dense, non-volatile, high-speed, scalable chip solutions used in general and special purpose applications. The company’s Magnetic Logic Unit™ (MLU) architecture, featuring a revolutionary self-reference technique, is a scalable evolution of Crocus’ patented Thermally Assisted Switching™ (TAS) technology. MLU enables practical implementation of advanced magnetic logic and memory capabilities.

Crocus’ first generation of magnetic technology was originally conceived at the Grenoble, France-based Spintec, a world leading magnetic research laboratory affiliated with two leading French labs, CEA and CNRS. It was further developed for production at SVTC in California and is in its final phase of implementation at TowerJazz Semiconductor. In October 2011, Crocus announced a joint development agreement with IBM to further advance the technology, focusing on advanced development of the MLU architecture.

Crocus’ technology is covered by a comprehensive patent portfolio. In May 2011, Crocus and RUSNANO formed a joint venture, Crocus Nano Electronics (CNE), to build and operate an advanced manufacturing facility for magnetic semiconductors. Find Crocus at: www.crocus-technology.com

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Fourth Quarter 2011 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Crocus Contact:
Kerry Elliott
T: +1 (408) 893-8554
crocuspr@crocus-technology.com

SMIC Contacts:
English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com